Exhibit 21.1

Subsidiaries of Callon Petroleum Company
Name	State of Incorporation
Callon Offshore Production, Inc.	Mississippi
Callon Petroleum Operating Company	Delaware
Mississippi Marketing, Inc.	Mississippi